Telephone: +852 2826 8688 Facsimile: +852 2522 2280 WWW.SULLCROM.COM _____ Partners M. G. DESOMBRE • C. Y. Lin • J. J. Logie • K. I. NG • G. Wong

20 th Floor

Alexandra House
18 Chater Road, Central

Hong Kong

_____

with affiliated offices in

Beijing • Melbourne • Sydney • Tokyo

Brussels • Frankfurt • london • paris

los angeles • New York • Palo Alto • washington, D.C.

May 26, 2022

Via EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention: Matthew Derby

   Joshua Shainess

   Melissa Kindelan

   Christine Dietz

Re:	Perfect Corp.

Registration Statement on Form F-4

Filed March 25, 2022

File No. 333-263841

Ladies and Gentlemen:

Perfect Corp. (the “Company”) has filed today, via EDGAR, this letter and the Amendment No. 1 to the Company’s registration statement on Form F-4 (the “Amendment No. 1”) with the Securities and Exchange Commission (the “Commission”). The Company previously filed its registration statement on Form F-4 on March 25, 2022 (the “Registration Statement”) with the Commission. The Amendment No. 1 has revised the Registration Statement to reflect the Company’s responses to the comment letter to the Registration Statement, dated April 27, 2022, from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment No. 1.

Sullivan & Cromwell (Hong Kong) LLP is affiliated with Sullivan & Cromwell LLP, a limited liability partnership established under the laws of the State of New York

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the Amendment No.1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Registration Statement; the page numbers in the Company’s responses refer to page numbers in the Amendment No.1.

Cover Page

1.	Revise to remove the assertion that the laws and regulations of the People’s Republic of China do not currently have any impact on Provident’s business, financial condition and results of operations.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

2.	We note your disclosure that Provident currently does not have any substantive operations in mainland China. Revise to highlight that Perfect’s mobile apps are available for downloading and use in the PRC, that Perfect has operating subsidiaries located in the PRC, and that Perfect’s business operations in the PRC are required to obtain and maintain applicable licenses and approvals from different regulatory authorities. Provide prominent disclosure about the legal and operational risks associated with Perfect’s operations in the PRC and Provident’s ties to Hong Kong.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

3.	Given that Provident is located in Hong Kong and a majority of its executive officers are located in or have significant ties to Hong Kong, prominently address the challenges that Provident’s existing Public Shareholders might face in enforcing their rights under the SPAC’s controlling agreements. Also, highlight that action by the PRC government could significantly limit or completely hinder your ability to consummate the Business Combination or Perfect’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or, in extreme cases, become worthless.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 102-103 of the Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

4.	Discuss the dual class structure and differing voting rights of each class of stock that is expected to be in place after the business combination. Highlight that the dual class structure will have the effect of concentrating voting control with our CEO.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment No. 1.

Questions and Answers about the Proposed Transactions, page 10

5.	Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels

Response:

The Company respectfully advises the Staff that per share value of the shares is assumed to be $10.0 per share and will remain unchanged across redemption scenarios. However, the total equity value of the combined company post-redemption will vary depending on the Public Shareholders’ redemption. In response to the Staff’s comment, the Company has revised the disclosure on pages 16-18 of the Amendment No. 1.

What positive and negative factors did Provident’s Board consider when determining whether or not to proceed with the Business Combination, page 10

6.	You disclose that the ratio of Perfect’s customer lifetime value to customer acquisition cost for Perfect’s top 100 brands in 2020 is 8.4x. Please revise to further explain what this measure represents, how it measures a customer’s lifetime value, and how it is calculated. In this regard, you disclose the customer lifetime value is the sum of total contract value in 2020 adjusted for annual NDRR of 120% for the first four years and 115% for the fifth year. Explain whether the resulting amount represents an estimate of revenue for the next five years and if so, how you determined that was an appropriate period of time and why these are reasonable percentages to use in the calculation. If this amount does not represent five years of revenue, explain what it is. Further, revise your disclosures to explain the estimates and assumptions used in the calculation, why it provides useful information to investors, and how management uses this in managing or monitoring the performance of the business. Refer to SEC Release No. 33-10751.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 48 and 136 of the Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

What equity stake will current Provident shareholders, the FPA Investors, the PIPE Investors..., page 14

7.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16-18 of the Amendment No. 1.

8.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 16-18 of the Amendment No. 1.

9.	We note your maximum redemption scenario reflected here and throughout the filing, including the unaudited pro forma condensed combined financial information, reflects the maximum number of redemptions that may occur so not less than $125 million of cash is available upon consummation of the transaction. In order to reduce confusion, consider changing the title of this scenario to reflect that it is an “illustrative redemption” only and to avoid the implication that the scenario reflects a 100% redemption of shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amendment No. 1 to change the title of the previous “maximum redemption” scenario to “Illustrative Redemption Scenario” as defined in the Amendment No. 1 and “50% of maximum redemption” scenario to “Intermediate Redemption Scenario” as defined in the Amendment No. 1.

What interests do Provident’s current officers and directors have in the Proposed Transactions?, page 18

10.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 20-24 of the Amendment No. 1.

What are the U.S. federal income tax consequences of the Mergers to U.S. Holders of Provident Class A Ordinary Shares and Public Warrants?, page 20

11.	We note that it is intended that the mergers qualify as an F Reorganization for U.S. federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Provident Acquisition Corp, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that, because the qualification of the Mergers as a reorganization under Section 368(a) of the Code (a “Reorganization”) is subject to significant factual and legal uncertainties, including with respect to facts which will not be known before the closing of the Business Combination, Davis Polk & Wardwell, LLP (“Davis Polk”), special tax counsel to Provident Acquisition Corp., is unable to render an opinion regarding the qualification of the Mergers as a Reorganization. The Company has revised the disclosure on pages 25, 99 and 150 to reflect Davis Polk’s inability to render such an opinion. The Company further respectfully advises the Staff that (i) the discussion under the heading “Qualification as a Reorganization for U.S. Federal Income Tax Purposes” describes the legal and factual uncertainties with respect to the qualification of the Mergers as a Reorganization and indicates that no assurance can be given that the IRS will not assert that the Mergers do not qualify as a Reorganization or that a court would not sustain such a challenge, and (ii) the discussion under the heading “Consequences if the Mergers Are Not Treated as a Reorganization” describes the U.S. federal income tax consequences to investors if the Mergers do not so qualify.

The Company has included a form of tax opinion of Davis Polk (as exhibit 8.1) confirming that, subject to the qualifications, assumptions and limitations stated therein, including that Davis Polk expresses no opinion regarding the qualification of the Mergers as a Reorganization, the statements set forth under the heading “Material U.S. Federal Income Tax Considerations” constitutes the opinion of Davis Polk as to the material U.S. federal income tax consequences of (i) the exercise of redemption rights by U.S. Holders of Provident Class A Ordinary Shares, (ii) the Mergers and (iii) the ownership and disposition of Perfect Securities received by holders of Provident Securities as a result of the Mergers. The Company will file an executed copy of such tax opinion in a subsequent amendment.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Summary of the Proxy Statement/Prospectus, page 28

12.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amendment No. 1 to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented.

Interests of Certain Persons in the Proposed Transactions, page 40

13.	We note your disclosure that Provident Acquisition Corp. or its affiliates may offer incentives to investors who indicate they intend to vote against the business combination proposal. Please revise to more prominently discuss the ability of Provident or its affiliates to ensure the business combination is approved and the impact it could have on public investors. Additionally, address the potential conflicts of interest inherent in such incentive arrangements and address that the sponsor and the investors who receive the incentives may benefit and that such benefit may be to the detriment of the public shareholders.

Response:

The Company respectfully clarifies with the Staff that Provident or its affiliates does not intend to offer incentives to investors who indicate they intend to vote against the Business Combination Proposal. As a result, the Company has deleted the relevant disclosure on page 45 of the Amendment No. 1.

14.	Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response:

The Company respectfully advises the Staff that the Company had provided disclosure and plans to disclose the approximate dollar value of the interests based on the trading prices of the Record Date for the Meeting. In addition, the Company has revised the disclosure on pages 23, 44, 95, 111 and 144 of the Amendment No. 1 to disclose the approximate dollar value of the interest based on the transaction value, using the implied per share value of $10.0.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Organizational Structure

Following the Proposed Transactions, page 41

15.	Please revise your post-offering organizational structure diagram to reflect the percentage of voting and economic rights for each post-offering holder or class of holders of Perfect Corp.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 46 and 126 of the Amendment No. 1.

Risk Factors

Risks Related to the Perfect Class A Ordinary Shares and the Perfect Warrants

The dual class structure of our Ordinary Shares has the effect of concentrating voting control with our CEO..., page 72

16.	Address the risk that your capital structure may render your shares ineligible for inclusion in certain stock market indices, which could adversely affect share price and liquidity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amendment No. 1.

Background of the Business Combination, page 117

17.	We note that you did not proceed to enter into a business combination with the Initial Target “because of other strategic priorities of the Initial Target and implications thereof on the timeline of the potential business combination.” Please revise to provide a more detailed discussion regarding the decision not to proceed with the Initial Target including what is meant by “other strategic priorities of the Initial Target” and implications on the timeline of the potential business combination.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 129 of the Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 156

18.	You disclose that the maximum redemption scenario assumes 21,000,634 shares of Provident Class A Ordinary Shares are redeemed. As there are 23,000,000 Class A Ordinary Shares subject to possible redemption, please revise to clarify whether the public shareholders have the ability to redeem shares in excess of 21,000,634 shares. If so, disclose whether the merger will still be consummated if that happens or tell us how you intend to fund any additional redemptions. As applicable, disclose the impact on the pro forma information assuming 100% of the shares are redeemed. If the shareholders do not have the ability to redeem additional shares, tell us what conditions are in place to restrict such redemptions.

Response:

In response to the Staff’s comment hereof and in conjunction with Comment No. 9, the Company has revised the disclosure throughout the Amendment No. 1 to (i) change the title of the previous “maximum redemption” scenario to “Illustrative Redemption Scenario” as defined in the Amendment No. 1, (ii) clarify that the Public Shareholders of Provident have the ability to elect for the redemption of all 23 million Public Shares and there is no condition in place to restrict such redemption, although the redemption of all 23 million Public Shares may cause the failure of the Minimum Available Cash Condition, and (iii) clarify that the Business Combination will not be consummated unless the Minimum Available Cash Condition is satisfied by Provident or waived by Perfect.

The Company respectfully submits that, while it fully acknowledges all Public Shareholders’ right to redeem their Public Shares pursuant to Provident’s Articles, the Illustrative Redemption Scenario along with the other scenarios currently disclosed in the Registration Statement have presented representative redemption levels that are aligned with the Company’s and Provident’s contractual arrangements under the Business Combination Agreement. In the event that the Company and Provident negotiate revised terms of the Business Combination Agreement or Perfect decides to waive the Minimum Available Cash Condition based on their assessment of market conditions and other subsequent developments, the Company and Provident will reevaluate the appropriate redemption scenarios based on such revised terms and/or waiver and disclose such redemption scenarios in either an amendment to the Registration Statement (and the proxy statement/prospectus to be included therein) or a supplement to the proxy statement/prospectus, as appropriate.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020, page 163

19.	Please revise to record the $6.9 million of estimated transaction costs that are not recorded as expenses in the historical financial statements of Provident in the pro forma condensed combined statement of operations, effective as of the beginning of the fiscal year presented. Refer to Rule 11-02(a)(6)(B) and 11-02(a)(11)(i) of Regulation S-X.

Response:

The Company respectfully advises the Staff that Provident does not meet the definition of a business under IFRS 3; accordingly, the Business Combination is expected to be accounted for as a capital reorganization, or a capital raise, not a business combination. The Company believes that including a pro forma adjustment for transaction costs for the acquired entity, while consistent with pro forma treatment for a business combination between two operating companies, is inconsistent with the transaction accounting under IFRS for a capital raising transaction. Generally, no impact is expected to the income statement in a capital raising transaction, rather it would reflect net proceeds to the issuer with the costs of raising capital charged directly to equity, not the income statement. The Company also respectfully advises the Staff that the net proceeds to be received from the capital raising transaction have been appropriately reduced by Provident’s transaction costs which, in turn, increased the amount of the IFRS 2 charge (see note K to the pro forma financial statements) recognized in the pro forma income statement by a corresponding amount.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Provident’s Business

Permitted Purchases of Our Securities, page 176

20.	We note your disclosure that the sponsor and Perfect’s directors, officers or their affiliates may purchase additional Public Shares in the open market prior to the completion of the Business Combination. In your response letter, please confirm your understanding that the sponsor or its affiliates will not purchase the shares at a price higher than the price offered through the SPAC redemption process. For guidance, refer to Compliance and Disclosure Interpretation, Question 166.01 of Tender Offers and Schedules.

Response:

The Company respectfully advises the Staff that the Company has revised the disclosure of the Amendment No.1 to remove such disclosure regarding purchase in the open market.

Redemption Rights for Public Shareholders, page 177

21.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 187 in the Amendment No. 1 to disclose that other than inducing the underwriters to proceed with the Initial Public Offering of Provident, no other consideration was received for such waivers.

Perfect’s Business

Product Pipeline

Non-fungible tokens (“NFTs”), page 210

22.	We note your disclosure that you are working on developing an “end-to-end solution for the transformation of physical goods into digital SKUs and related NFTs.” Please revise to provide a more detailed discussion regarding how the platform will operate and how the NFT’s will be incorporated into your product offerings. As a non-exclusive example, it is unclear whether the platform will generate revenue from the sale of NFT’s directly to consumers, or if the NFT’s will be incorporated into your customer’s subscription.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 222 of the Amendment No. 1.

Perfect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview, page 221

23.	You disclose an average of NDRR and retention rate among the top 100 brands. Please revise to disclose such measures for all of your recurring customers and revenue, for each period presented, to provide for a more complete view of customer retention. Refer to SEC Release No. 33-10751.

Response:

In response to the Staff’s comment hereof and in conjunction with Comment No. 25, the Company respectfully advises the Staff that NDRR and retention rate of the Company’s Key Customers (defined as “the Company’s customers who contributed revenue of more than $50,000 in any of the three years ended December 31, 2019, 2020 and 2021”) are the most important operating metrics closely monitored by the management due to the following reasons: (i) revenue from Key Customers in 2021 accounted for approximately 63.2% of the Company’s total revenue in 2021 and the Company’s primary strategic focus is to allocate more resources to grow its brand customer base; (ii) Key Customers constitute the core of the Company’s brand customers since revenue from Key Customers accounted for 96% of the total revenue from brands in 2020 and 95% in 2021; and (iii) compared to other operating metrics, NDRR and retention rate are good indicators of the sustainability of the Company’s revenue associated with services provided to its brand customers. In accordance with above, the Company has revised the disclosure on pages 234 and 236 of the Amendment No. 1.

24.	Please clarify whether the NDRR calculation only includes annual recurring revenue from the same set of customers as of the end of the period that were included at the beginning of the period. If your calculation includes new customers obtained during the period, explain how such measure provides an accurate view of retention.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the NDRR calculation only includes annual recurring revenue from the same set of customers as of the end of the period that were included at the beginning of the period. Accordingly, the Company has clarified NDRR’s definition on page 4 of the Amendment No. 1.

Key Factors Affecting Our Results of Operations, page 222

25.	You disclose that your ability to increase revenue depends in part on retaining your existing brands and expanding their use of your service. Please expand your disclosures to identify and discuss key performance indictors you use to measure retention, such as NDRR or a retention rate, as well as any other metrics you use to manage the business that would provide for a better understanding and evaluation of your operations. Refer to SEC Release No. 33-10751.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 236 of the Amendment No. 1.

Results of Operations

Comparison of Six Months Ended June 30, 2020 to Six Months Ended June 30, 2021 Revenue, page 226

26.	You disclose that the increase in revenue was primarily driven by revenue generated from additional brands, as well as cross-sell/upsell from existing customers. Please revise to disclose the amount or percentage of the increase from new versus existing customers. Refer to Item 5 of Form 20-F.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that all financials as of and for the six months ended June 30, 2020 and 2021 have been updated to financials as of and for the year ended December 31, 2020 and 2021, respectively. Accordingly, the Company has revised the disclosure for revenue changes from 2020 to 2021 on page 240 of the Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management of Perfect Corp., page 246

27.	Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 258-260 of the Amendment No. 1 to disclose the Sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Description of Perfect’s Securities, page 253

28.	Please revise this section to clearly describe the forum selection clause in your Articles. We note that your forum selection provision identifies the Southern District of New York as the exclusive forum for litigation pursuant to the Securities Act of 1933 and the Securities and Exchange Act of 1934 and that for all other actions, the courts of the Cayman Islands will be the exclusive forum for bringing disputes.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 267, 268 and 273 of the Amendment No. 1.

Perfect Corp. and Subsidiaries - Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies

(24) Revenue Recognition, page F-34

29.	You disclose that you provide online web consultation services and recognize revenue on a straight-line basis through the contract period. Please revise to describe the types of services provided in these arrangements and the typical contract terms. Explain whether the arrangements are for a specified service or to provide services when requested by the customer for a fixed amount over the contract period. Further, explain how you concluded recognizing revenue on a straight-line basis depicts your performance in transferring control of the services promised to the customer. Refer to IFRS 15, paragraphs 39-45. Lastly, disclose the amount of revenue generated from these consultation services for each period presented.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-54, note 4(24)C, paragraph “For AR/AI cloud solutions“ and F-71, note 6(14)A(c) of the Amendment No. 1. The Company has renamed the original “online web consultation services” to “AR/AI cloud solutions”, and accordingly aligned the description on pages 237-238 of “Perfect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

30.	Please revise to disclose the accounting policy for your SaaS solutions described on page 224. Please include the typical contract terms in the arrangements, nature of services, performance obligations, and types of fees charged. Further, disclose how you account for each performance obligation and when revenue is recognized. Lastly, disclose how much revenue was generated from these offerings for each period presented.

Response:

In response to the Staff’s comment, the Company has clarified the description of the “SaaS solutions” on page 237 of “Perfect’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Given the term “SaaS solutions” is only to describe the aggregation of “AR/AI cloud solutions and subscription” and “Licensing”, the Company has made separate disclosure for these two components on page F-53, note 4(24)A.

31.	Regarding the SaaS solutions, you disclose on page 224 that you charge recurring fees for licenses. Please tell us what this license is for, whether it provides a right to use your intellectual property that exists at a point in time, and if so, how you consider that in your accounting for the SaaS solution arrangements.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 238 point (2) and F-53, note 4(24)B of the Amendment No. 1.

32.	You disclose that you provide premium functions in apps to individual customers and recognize the related revenue over time on a straight-line basis through the contract period. Revise your disclosure to describe the nature of the premium functions offered, the typical contract terms, including the length of the contract period. Also explain to us how you determined recognizing revenue over time was appropriate. Lastly, tell us whether and how third parties, such as the Apple App Store and Google Play Store which you refer to on page 224, are considered in these arrangements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-54, note 4(24)C, paragraph “For Subscription” of the Amendment No. 1.

33.	For your advertising services you disclose that the performance obligation is recognized over time and consideration is determined based on the frequency of click of the advertisement. Please revise to disclose the typical contract terms in these arrangements and when revenue is recognized during the contract period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-55, note 4(24)D of the Amendment No. 1.

Note 6. Details of Significant Accounts

(15) Revenue, page F-50

34.	Revise to disclose the amount of transaction price allocated to performance obligations that are unsatisfied as of the end of the reporting period and an explanation of when you expect to recognize such amount on a quantitative basis or by using qualitative information. Refer to IFRS 15, paragraph 120.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page F-72, note 6(14)B(c) of the Amendment No. 1.

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

General

35.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 28, 85, and 271 of the Amendment No. 1.

*    *    *

United States Securities and Exchange Commission Division of Corporation Finance Office of Technology

If you would like to discuss any aspect of the Amendment No. 1, please contact Ching-Yang Lin at +852-2826-8606 or by email(linc@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Ching-Yang Lin
Ching-Yang Lin Partner Sullivan & Cromwell (Hong Kong) LLP

cc: (via e-mail)

Alice H. Chang, Chief Executive Officer of Perfect Corp.

Michael Aw, Chief Executive Officer of Provident Acquisition Corp.

James C. Lin, Esq., Partner

Howard Zhang, Esq., Partner

Davis Polk & Wardwell LLP

Alan Chien, Partner

PricewaterhouseCoopers Taiwan